EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Aladdin Manufacturing Corporation	Delaware
Dal-Tile Corporation	Pennsylvania
Mohawk Carpet Corporation	Delaware
Mohawk Carpet Distribution, L.P.	Delaware
Mohawk Factoring, Inc	Delaware
Mohawk Resources, Inc.	Delaware